UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, February 5, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We hereby inform that we will be publishing in the Brazilian Press tomorrow, the 6, a Relevant Fact with the following content:

“The Federal Reserve Bank (FED) authorizes Banco Bradesco S.A.
to operate in the United States as a Financial Holding Company

Banco Bradesco S.A. (Bradesco) obtained from The Board of Governors of the US Federal Reserve System, on January 30, 2004, the status of Financial Holding Company.

This status, granted after a rigorous analysis of several aspects determined by the US banking legislation, including the high capitalization level of Bradesco and the quality of its Management, will allow this Bank, directly or through its subsidiaries, when appropriate, to operate in the US market, performing the same financial activities performed by local banks, of which we highlight the following transactions:

  securities market (underwriting, private placement and market-making);

  merger and acquisitions, portfolio management and financial services (merchant banking);

  mutual funds portfolio management;

  insurance sales.

Bradesco, in addition to its New York branch, already operates in the United States through Bradesco Securities, Inc. (broker dealer), its wholly-owned subsidiary, which focuses is the intermediation of stocks purchase and sale, mostly ADRs transactions, besides dealing with Bonds, Commercial Paper, Certificates of Deposit and other securities, being also permitted to render Investment Advisory services.

Thus, Bradesco strengthens its operations in Investment Banking, enlarging the opportunity to perform several financial activities in the US market, contributing for the increase in the number of transactions involving Brazilian companies and driving the flow of foreign investments to Brazil.”.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.